Exhibit 11.1
			       SHIVA CORPORATION
		      Computation of Net Income Per Share (1)

						   Year Ended
				 --------------------------------------------
				 December 28,    December 30,    December 31,
				     1996            1995            1994
				 -----------     -----------     ------------
Weighted Average Common and
  Common Equivalent Shares:

Weighted Average Common Shares
  Outstanding During the Period   28,424,797      25,079,951      12,829,790

Weighted Average Common
  Equivalent Shares                3,034,100       2,256,903       8,248,847

Dilutive Effect of Common and
  Common Equivalent Shares issued
  subsequent to October 7, 1993 (2)       --              --       1,866,284
				 -----------     -----------     ------------
				  31,458,897      27,336,854      22,944,921
				 ===========     ===========     ============

Net Income (Loss)                $16,841,000     $(4,852,000)     $2,040,000

Primary Net Income (Loss)
  Per Share                      $      0.54     $     (0.18)     $     0.09

----------------------


(1) Fully diluted net income (loss) per share has not been separately presented, as the amounts would not be materially different from primary net income (loss) per share.

(2) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and the initial public offering price, as if these shares were outstanding for all periods prior to the initial public offering.

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